Exhibit 4 (d) (1)

Home Office: Cincinnati, Ohio

Administrative Office: [P.O. Box 5423, Cincinnati, Ohio 45201-5423]

TERMINAL ILLNESS WAIVER RIDER

The annuity contract is changed by this Terminal Illness Waiver Rider (this “Rider”) to add the following new provisions:

Terminal Illness Waiver

Upon your Written Request, we will waive the Early Withdrawal Charges that may otherwise apply under the Contract to a withdrawal or surrender if at the time of such withdrawal or surrender all of the following conditions are met:

1)	an Insured has been diagnosed with a terminal illness by a Physician;

2)	as a result of the terminal illness, such Insured has a life expectancy of less than twelve (12) months from the date of diagnosis; and

3)	such illness is first diagnosed at least one (1) year after the Contract Effective Date.

You must provide us with proof of a diagnosis that meets these conditions. The diagnosis and proof must be satisfactory to us. We reserve the right to have a Physician of our choosing examine you, if needed, to confirm the diagnosis. Your Written Request and satisfactory diagnosis and proof must be provided to us before the date of the withdrawal or surrender.

An amount withdrawn under this waiver will reduce the amount otherwise available under the free withdrawal allowance under the Contract.

Definitions

Capitalized terms not defined in this Rider have the same meaning as such terms are defined in the Contract. The following additional definitions apply to this Rider.

Insured: An individual whose diagnosis is used to qualify for benefits under this Rider. Each Owner or joint owner of the annuity contract on the date that this Rider is issued who is a natural person is an Insured. If on the date that this Rider is issued you or a joint owner is a non-natural person, then each Annuitant on such date who is a natural person is an Insured. For this purpose, an individual acting as a trustee or plan sponsor is not treated as a natural person. No person other than a successor owner may become an Insured after the date that this Rider is issued. If the spouse of the person who is the Insured on the date that this Rider is issued becomes the successor owner of the Contract, then that spouse will become the Insured.

Early Withdrawal Charge:   The early withdrawal charge that may apply to a withdrawal or surrender under the Contract. It does not include the reduction in the value of an Indexed Strategy on account of a decline in the Index. It does not include the impact of a vesting factor or other calculation applied to determine the increase in the value of an Indexed Strategy for a rise in the Index. It does not include a rider fee or charge.

Physician:    A United States licensed medical doctor (M.D.) or a United States licensed doctor of osteopathy (D.O.) practicing within the scope of his or her license. The term “Physician” does not include an Owner or joint owner, an Insured, a Family Member of an Owner, joint owner, or Insured, or an employee, officer, director, owner, partner, member, or agent of a non-natural person Owner or joint owner.

Family Member: A spouse, parent, grandparent, child, grandchild, sibling, aunt, uncle, first cousin, niece, or nephew, or any such relative by marriage or adoption, including in-laws and step-relatives.

Termination

This Rider will terminate and shall have no value when one of the following occurs:

1)	you transfer or assign an interest in the Contract, unless to an Insured;

2)	when no further Early Withdrawal Charges can ever apply under the Contract;

3)	you surrender or annuitize the Contract; or

4)	a death that would give rise to a death benefit under the Contract, unless a spouse who is an Insured becomes the successor owner of the Contract.

This Rider is a part of your Contract. It is not a separate contract. It changes your Contract only as and to the extent stated. In the case of conflict with other terms of the Contract, the terms of this Rider shall control.

Signed for us at our office as of the date of issue.

MARK F. MUETHING	JOHN P. GRUBER
PRESIDENT	SECRETARY